INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

April 29, 2010

Mr. Mark P. Shuman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: American Restaurant Concepts, Inc.

Registration Statement on Form S-1

Amendment No. 3

File No. 333-161792

Dear Mr. Shuman:

We have filed on EDGAR the above Amendment No. 3  Responses to the comments in your letter dated December, 2009 are as follows:

Summary Information, page 4

1.

On page 4 you utilize a defined term "Master Licensee."  In your summary you should generally avoid the use of defined terms. It would be more informative and consistent with the principles of Rule 421 (d) to name the master licensee that is the party to your area development agreement. Additionally, avoid the use of defined terms that are extracted from your legal agreements, such as "Master License Area."  The summary should explain the terms of your area development agreement in non-legalistic and easily understandable terms.  Clarify whether the master licensee opened the three new restaurants that it was contractually obligated to open during 2009.

As suggested, the Company has eliminated the use of the terms Master Licensee and Master License Area.  Actually, the description of the Master License Agreement has been deleted because the Master License Agreement has been terminated, and therefore it is no longer a relevant part of the Company’s business.  The only other section that appeared to make use of defined terms in legal agreements was the discussion pertaining to the license with Moose River Management, Inc., and that language has been changed as well.

Risk Factors, page 8

General

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2.

We note that in your response to comment 1, you have deleted the disclosure that discusses your limited control over franchisees because of franchisees' significant amount of flexibility in running their operations.  Tell us what consideration you have given to including this information in your filing pursuant to Item 101(h)(4) of Regulation S-K. Since your revenues depend in large measure upon the activities of franchisees you do not control, with which you only have contractual arrangements that may be difficult to enforce, it appears that a risk factor discussing this dependency is appropriate.

As suggested, the Company has added a risk factor pertaining to this risk, which is set forth below:

Our revenues depend in large measure on the activities of franchisees we do not control and with which we only have contractual arrangements that may be difficult to enforce, which increases the risk of our future revenue fluctuation or decrease.

Our revenues depend in large measure on the activities of franchisees we do not control and with which we only have contractual arrangements that may be difficult to enforce. Franchisees are independent operators and have a significant amount of flexibility in running their operations, including the ability to set prices of our products in their restaurants. Their employees are not our employees. Although we can exercise control over our franchisees and their restaurant operations to a limited extent through our ability under the franchise agreements to mandate signage, equipment and standardized operating procedures and approve suppliers, distributors and products, the quality of franchise restaurant operations may be diminished by any number of factors beyond our control. These factors are discussed separately as further described in “Risk Factors Related to Our Franchisees’ Restaurants” set forth below.  Consequently, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. Although we ultimately can take action to terminate franchises that do not comply with the standards contained in our franchise agreements, we may not be able to identify problems and take action quickly enough and, as a result, our image and reputation may suffer, and our franchise revenues could fluctuate or decline.

"Insurance may not provide adequate levels of coverage . . ., page 10

3.

In the final risk factor on page 10, clarify the nature of the natural disasters which it is "not economically reasonable to insure against."  In the discussion of your franchise agreements that is provided as part of the Business section, please clarify the nature of the insurance protection that franchisees are required to obtain under the terms of their franchise agreements, and as material, identify significantcategories of casualties as to which your franchisees generally do not obtain coverage.

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OF GILLETT, MOTTERN & WALKER, LLP

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As suggested, the risk factor has been revised to discuss the types of potential uninsured risks, particularly hurricane damage due to the heavy concentration of franchised locations in Florida:

Insurance may not provide adequate levels of coverage against claims which could indirectly impact our revenues.

We currently maintain no insurance; however our franchisees are required to carry insurance as specified in the franchise agreements and list us as an additional insured.  Under the franchise agreement, we may purchase insurance on their behalf if they fail to do so.  However, there are types of losses they may incur that cannot be insured against or that are not economically reasonable to insure against, such as losses due to environmental claims, natural disasters or terrorism.  We typically do not require that our franchisees procure insurance where it is not economically feasible to do so.  Thus, our franchisees may not be insured against certain natural disasters, like earthquakes, expansive soils, floods, hurricanes, landslides and subsidence.  Given our heavy concentration of stores in Florida, the major uninsured risk that our franchisees may face is hurricane damage.  We believe that all of our franchisees carry insurance against hurricane damage because it is typically required by landlords from whom they lease their restaurant location.  However, to the extent any franchisee does not carry hurricane insurance, the franchisee may suffer losses that could indirectly impact our revenues.

Also, the discussion of the franchise agreements in the Business section has been expanded to discuss the insurance requirements under the franchise agreements, as follows:

 Insurance Requirements for Franchisees

Our franchise agreements require that our franchisees carry certain insurance continuously during the term of the agreement as follows:

•

General liability insurance with policy limits of $1,000,000 per occurrence and $2,000,000 in the aggregate, and with umbrella coverage of $2,000,000;

•

Worker’s compensation insurance;

•

Dram shop insurance and automobile insurance if automobiles are assets of franchisee.

Each policy must:

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•

be obtained from an insurance carrier that has and maintains a best's insurance reports rating of A, Class VIII, or better;

•

name us as an additional insured and afford separate coverage to each named insured;

•

provide for a deductible of not more than $500 per occurrence;

•

contain no provision that limits or reduces franchisee's coverage on account of a claim against franchisee by us; and

•

provide for not less than 30 days' prior notice to us of cancellation or non-renewal.

We typically do not require that our franchisees procure insurance where it is not economically feasible to do so.  Thus, our franchisees may not be insured against certain natural disasters, like earthquakes, expansive soils, floods, hurricanes, landslides and subsidence.

"We are exposed to increased expenses from recent legislation . . .," page 19

4.

While you state that you anticipate having effective internal controls over financial reporting that meet the requirements of Section 404, if and when applicable to you, you must still establish an ongoing program to evaluate and test those controls to comply with the requirements.  As noted in prior comment 3, consider alerting investors to the uncertainty as to whether you will be able to conclude that your internal controls over financial reporting are effective, when you are required to conduct the evaluation. The current risk to investors that is posed by the uncertainty should also be described. Or you should explain why you do not believe this uncertainty warrants a separate risk factor.

The Company has added the following risk factor to disclose risks relating to future compliance with Section 404:

We are also exposed to risks from uncertainties both as to potential regulator action and potential adverse market reaction if we are unable to conclude we have effective internal control over financial reporting when required, which could reduce our stock price.

Regardless of what happens to Section 404, under SEC rules we must still establish an ongoing program to evaluate and test internal controls over financial reporting controls to comply with the requirements for the year ended December 31 in the fiscal year after the fiscal year in which this registration statement is declared effective. Because we are not currently required to and have not performed these tests, there is uncertainty as to whether we will be able to conclude that our internal controls over financial reporting are effective when we are required to conduct the evaluation. In the event that our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404 or under SEC Rules, the SEC or other regulators could take legal action against us and the market will negatively react to this inability, and the market prices of our shares could be reduced.

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Selling Shareholders, page 21

5.

Your response to prior comment 4 does not address the second part of the question, Please clarify your disclosure as to whether the prices at which shares were issued to the service providers were equivalent across all service providers.

The prices at which shares were issued to service providers were not equivalent across all service providers.  The prices at which shares were issued to service providers were based on the contemporaneous price at which the Company was selling shares to cash investors at the time.  As a result, some shares issued to service providers were valued at $0.25 per share while for others it was $0.30 per share.  The new language disclosing this is set forth below:

From January 15, 2009 to June 14, 2009, we issued 258,000 shares for paralegal, business plan development, office support/secretarial/business development and branding, accounting, securities legal and operational support to thirteen individuals.  The shares issued for services included 50,000 shares issued to each of Messrs. Rosenberger and Shaw as bonus compensation.  We valued theses shares at $76,800 based on the price at which we were contemporaneously selling shares to cash investors at the time of issuance of the shares for services.  In particular, 12,000 of the shares were valued at $0.25 per share and 246,000 of the shares were valued at $0.30 per share.

Directors, Executive Officers, Promoters and Control Persons, page 26

6.

The biographical information concerning Mr. Rosenberger indicates that he is president and a director of Hot Wings Concepts, Inc.  Tell us what consideration you have given to filing the franchise agreement with Hot Wings Concepts as a material agreement. Tell us the nature and amount of payments, products provided or received and services provided or received by Hot Wings Concepts, Inc., under its franchise agreement during each of the most recent fiscal years and the subsequent period.  Tell us what consideration you have given to describing the terms of the franchise agreement and the effects of that franchise agreement on the Company in the Business as well as Management's Analysis section.  Please tell us what consideration you have given to describing the transactions that directly or indirectly have taken place under this franchise agreement within the section of the filing captioned.  "Certain Relationships and Related Transactions."  Finally, expand the biographical information regarding Mr. Rosenberger to state in quantitative terms the minimum period of his working time that he devotes to the business and affairs of Hot Wings Concepts, Inc.

In regard to this comment:

•

The Company has not filed the franchise agreement with Hot Wings Concepts, Inc. because it is identical in form to all other franchise agreements, except that its franchise agreement does not require the payment of an upfront franchise fee.  Given that this is the only difference, the Company believes that narrative disclosure is appropriate.

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OF GILLETT, MOTTERN & WALKER, LLP

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•

The Company has disclosed the amount of royalty revenues derived from the Hot Wings Concepts, Inc. stores in the “Certain Transactions and Related Transactions” section.  Because the Hot Wings restaurants make up less than 15% of the total restaurants, the Company did not disclose their revenues separately in the Management’s Analysis section, but does present those revenues separately in the financial statements.

•

The Company has expanded the biographical information for Mr. Rosenberger to disclose the amount of time he devotes to the business and affairs of Hot Wings, as opposed to the Company.

Set forth below is the complete disclosure of the Company’s relationship with Hot Wings from the “Certain Transactions and Related Transactions” section:

We have entered into a franchise agreement for three restaurants in the Jacksonville, Florida area with Hot Wings Concepts, Inc., which is owned by Michael Rosenberger.  The terms of the franchise agreements are identical to the franchise agreements executed by unrelated franchisees, except that Hot Wings Concepts, Inc. was not required to pay an initial franchise fee.  During 2007, 2008 and 2009, we received revenues of $37,821, $34,493 and $63,080, respectively, from the restaurants operated by Hot Wings Concepts, Inc.

Set forth below is the disclosure in Mr. Rosenberger’s biography pertaining to Hot Wings:

From 1997 to date, Mr. Rosenberger has been President and Director of Hot Wings Concepts, Inc., a franchisee of 3 Dick’s Wings restaurants located in Jacksonville, Florida. . . . Mr. Rosenberger devotes approximately 30 hours per week to our business and approximately 30 hours per week to the business of Hot Wing Concepts.

7.

Please be advised that SEC Release No. 33-9089, adopted December 16, 2009 and effective February 28, 2010, will require disclosure of legal proceedings involvingexecutive officers and directors during the past 10 years.  In this regard, consider expanding your discussion of the circumstances surrounding Mr. Shaw's consent to the entry of an Order of Prohibition from the State of Wisconsin, should the effective date of this registration statement exceed February 28, 2010.

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As suggested, we have disclosed the fact that Mr. Shaw consented to an Order of Prohibition in the State of Wisconsin, and the circumstances surrounding it.  We have also added disclosure of an additional legal matter involving Mr. Shaw that occurred more than five but less than ten years ago.  The relevant disclosure is set forth below:

In February 2004, he consented to the entry of an Order of Prohibition from the State of Wisconsin providing that he and his affiliates would not make offers or sales of securities in Wisconsin unless the securities were covered or registered securities under Wisconsin law.  This was the result of a proceeding before the State of Wisconsin Division of Securities alleging that Mr. Shaw violated sec. 551.31(2), Wis. Stats., by employing an unlicensed agent to represent him and a corporation of which he was an officer in connection with the sale of securities in Wisconsin.  Mr. Shaw filed a voluntary Chapter 13 bankruptcy petition in June 2002 and a voluntary Chapter 7 bankruptcy petition in November 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

8.

While we note your response to prior comment 5, tell us what consideration you have given to including information such as fluctuations in average revenues per restaurant; the number of full service versus limited service restaurant operations; and other business conditions that affected the royalties received, in explaining the factors that led to the changes in your results from one period to the next.  Merely stating that "[i]ncreased royalty income" occurred is not helpful to investors.  In this regard, we note that franchisees are required to report sales on a daily basis and submit their restaurant-level financial statements on a quarterly or annual basis.   Tell us what consideration you have given to including information of the type suggested by this comment in the discussion of your results of operations.

As suggested, the Company has greatly expanded its analysis of changes in revenue to include a breakdown of revenue by type (i.e., royalty income, franchise fee income and other revenue), an explanation of the reasons underlying additions or deletions in the number of restaurants in the network, an analysis of same store sales, and an analysis of sales from stores that did not meet the Company’s criteria for same store sales.  As an example, below is the revised discussion of revenues for the 2007 and 2008 fiscal years:

During the fiscal years ended December 28, 2008 and December 30, 2007, our revenues were $683,011 and $581,594, respectively, an increase of $101,417.  We had 17 franchised locations at the end of 2008 as compared to 19 locations at the end of 2007, as four locations closed and two new locations opened.  Of the four stores that closed, two closed because the stores were not profitable due to management issues or store location and one closed because the store lease expired.  The final store that closed was our initial express location that was initially opened to test the concept of an express wing restaurant, but which concluded did not have the right format to succeed, such as the lack of beer and wine license, tv’s and inadequate seating area.

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OF GILLETT, MOTTERN & WALKER, LLP

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Our increased revenues were largely attributable increased franchise fees and increased other revenue, as our royalty income was unchanged.  Below is a comparison of our revenues by category:

	2008	2007
Royalty income	$ 496,226	$ 514,901
Franchise fees	103,741	29,498
Other revenue	83,044	37,195
Total revenue	$ 683,011	$ 581,594

Our royalty income from same-store sales (stores opened for all of 2007 and 2008) was $323,275 in 2008 as compared to $325,819 in 2007, a decrease of (0.8%).  Royalty income from stores that did not meet our criteria for same store sales was $172,951 in 2008 versus $176,907 in 2007, a decline of (2.2%).  Among the stores that did not meet our criteria for same-store sales were five stores that closed in either 2007 or 2008, which contributed $18,778 of royalty income in 2008 versus $71,411 of royalty income in 2008, a decline of ($52,632) from those stores.  In addition, we had six new stores open in either 2007 or 2008, which contributed royalty income of $141,335 in 2008 and $101,466 in 2007.   Finally, we had one store open and close during this period, which contributed $12,838 and $4,031 of royalty income in 2008 and 2007, respectively.  Our franchise fees increased as a result of increased activity signing up new franchisees. Our other revenue increased as a result of increased rebates from food vendors in connection with the renewal of supply agreements.

9.

Further, your discussion of the results of operations frequently does not quantify sources of material changes.  For example, refer to disclosure on page 40 addressing the decrease in revenue over the nine months ended September 28, 2009, primarily due to a decrease in royalty income resulting from a restaurant closing.  Please note that prefacing a reference to the source or sources of changes with

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the word "primarily" obscures the ability of the reader to identify the material sources of the change.  In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms.  See Section III.D of SEC Release No. 34-26831.  To the extent possible, please quantify the sources of material changes and offsetting factors.  Tell us how much the restaurant that closed in 2009 contributed to your revenues in 2008; whether it was a full-service or limited service restaurant; and how much of the decline in revenues over the nine months ended September 28, 2009 was attributable to its closing.  It appears you should disclose quantitative information of this nature in your filing.

As suggested, the Company has greatly expanded its disclosure of the reasons for the change in operating results.   As noted in response to Comment No. 8, the Company has expanded its discussion of changes in revenue, such as changes in same store sales and the effect on revenue of stores that do not meet the Company’s criteria for same store sales.  With regard to operating expenses, the Company has included a separate discussion of any material changes in each of the categories of operating expenses, and has quantified the amount of any major changes in operating expenses.  As an example, below is the revised discussion of operating expenses for the 2007 and 2008 fiscal years:

Our operating expenses increased from $382,765 in 2007 to $450,529 in 2008, an increase of 17.7%.  Because our revenues increased more than our operating expenses increased, our operating income increased from $198,829 in 2007 to $232,482 in 2008, an increase of 16.9%.  Our change in operating expenses was attributable to the following factors:

•

The major change in our operating expenses was an increase in salaries and wages from $115,071 in 2007 to $273,442 in 2008, an increase of 138%.  The most significant factor that caused salaries and wages to increase was an increase in the compensation of our chief executive officer which resulted from personal credit charges of $82,025 in 2008, as compared to $0 in 2007, and the increase in his salary from $47,500 in 2007 to $100,451 in 2008.

•

General and administrative expenses declined from $218,688 in 2007 to $140,427 in 2008, a decline of 36%.  The decline in general and administrative expenses from 2007 to 2008 was due to expense controls instituted in 2008 to deal with the difficult economic conditions in fiscal 2008.

•

Professional fees were roughly flat, declining from $43,106 in 2007 to $36,660 in 2008, a drop of 15%.

•

Depreciation and amortization dropped from $5,900 in 2007 to $0 in 2008 as we disposed of or fully depreciated all of our depreciable property in 2007.

Net income increased from $164,906 in 2007 to $205,089 in 2008, an increase of 24%.   The increase in net income was attributable to increased operating income in 2008 as compared to 2007, as well as lower interest expense in 2008 as compared to 2007 as a result of a drop in prevailing interest rates in 2008, which reduced interest expense on our bank debt.

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Liquidity and Sources of Capital, page 40

10.

In your response to comment 6, you state that you believe cash flows generated from franchise fees and royalties will be sufficient to fund your planned expenses for the next twelve months, yet, in response to comment 2, you state that you anticipate you will need to raise up to $1.5 million for additional staffing, marketing expenses, and to maintain public status.  Please reconcile these statements and update your disclosure so that investors better understand your liquidity position.

As suggested, the Company has reconciled these statements.  Set forth below is the revised disclosure of the Company’s capital needs:

Based on our analysis and operating budget for the next twelve months, we believe that cash flows generated from franchise fees and royalties will be sufficient to fund our operating expenses for the next twelve months.  These expenses include marketing, advertising, commissions and administrative expenses, as well as increased administrative expenses attributable to increased legal and accounting fees associated with being a reporting company.

However, in order to implement our business plan to expand our franchise system to new geographic areas, we believe we need approximately $1.5 million over the next five years.  The additional funds will be needed to hire the personnel to locate, qualify, train and supervise additional franchisees.  Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth and other plans as well as our financial condition and results of operations. Additional equity financing, if available may be dilutive to the holders of our common stock and may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate and expand.

Certain Relationships and Related Transactions, page 42

General

11.

While we note your response to comment 8, explain the nature of the arms-length transaction that you examined to determine that the sales price in the related-party arrangement was at a "fair market value" and explain the basis on which you concluded that the comparative transaction and the assets involved in it were indicators of the "fair market values" in the related party transaction.  Please tell us what consideration you have given to including disclosure relating to this transaction in the section of the filing captioned, "Certain Relationships and Related Transactions."

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The Company has included a discussion of the disposition of the Waycross store in the section captioned "Certain Relationships and Related Transactions."  The Company does not contend that the disposition of the Waycross store was for fair market value, or that it was under any obligation to dispose of the store for its fair market value at the time of the disposition.  The Waycross store was disposed of on January 1, 2007, by conveying the net assets of the store to ARC Waycross, Inc., a company owned by Michael Rosenberger’s mother.  ARC Waycross, Inc. did not pay any consideration for the assets.  However, the Company recorded the depreciated book value of the assets transferred as an increase in a “related party receivable” from Mr. Rosenberger,1 and thus the Company effectively received consideration equal to the net book value of the assets transferred.2   At the time of the disposition, Mr. Rosenberger was the only shareholder of the Company.  In addition, the Company was a Subchapter S corporation, which meant that any income or loss flowed through to Mr. Rosenberger as the sole shareholder.  Under those circumstances, Mr. Rosenberger was under no legal obligation to insure that transactions between the Company and himself were on fair market value terms.

Supplementally, in hindsight, the Company believes that the disposition of the store for the net book value of the assets probably was fair market value.  First, the store is in a small market and has a history of break-even or unprofitable operations.  Second, Ms. Rosenberger later sold the store to an unrelated third party on December 2, 2008 for $75,000, which is considerably less than the net book value of the assets in January 2007.  Ms. Rosenberger consulted with a business broker that specialized in restaurant sells, which provided her with composite data showing average sales prices of $69,250 for franchised restaurants that generate annual revenues comparable to the Waycross store.

Set forth below is the description of the transaction in the section captioned "Certain Relationships and Related Transactions."  The description of the transaction in the notes to the financial statements is the same.

As of January 1, 2007, we conveyed the net assets of our store located in Waycross, Georgia to ARC Waycross, Inc., a company owned by Mr. Rosenberger’s mother.  ARC Waycross, Inc. did not pay anything for the assets, and we recorded the net book value of the assets transferred, which was $104,213, as an increase in the amount due us by Mr. Rosenberger.  Mr. Rosenberger’s mother subsequently sold the Waycross store to an unrelated party in November 2008.  During the period of time that Mr. Rosenberger’s mother owned the Waycross store, we waived collection of most franchise royalties from that store.  The amount waived totaled $21,690 and $20,750 in 2007 and 2008, respectively.  After Mr. Rosenberger’s mother sold the Waycross store in 2008, we paid Mr. Rosenberger’s mother most of the royalties received from the current owner of the Waycross store.  The payments to Ms. Rosenberger were not pursuant to any agreement with Ms. Rosenberger or the current owner of the Waycross store, and are reported in our financial statements as compensation income to Mr. Rosenberger.  The amount paid to Ms. Rosenberger was $4,350 and $26,550 in 2008 and 2009, respectively.  We discontinued paying Ms. Rosenberger all franchise royalties received from the Waycross store as of January 2010.

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12.

In your response to comment 9, you state that in consideration of repayment of certain advances made to Michael Rosenberger, $382,392 of indebtedness was transferred to Mr. Rosenberger.  Clarify who "transferred the indebtedness," identify the creditor and debtor and describe the events that generated the debt.  Also, describe the "original funding," including the parties thereto, the terms of the funding and explain how the debt was created by the funding.  Also, describe the advances from Mr. Rosenberger in reasonable detail.  Disclose when the advances occurred, their amounts and the terms on which those advances were made.  If this transaction was effectuated pursuant to a written agreement, please file the agreement to your amended registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Please be advised that after reviewing the actual loan documents for this transaction, which were unavailable at the time the previous version was filed, the Company has concluded that its original accounting for, and disclosure of, this transaction was inaccurate.  The loan in question was originally five separate loans from Bank of America.  Mr. Rosenberger believed that he became the sole obligor on the loans when they were consolidated into one loan in October 2008.  However, he discovered this was in error when he obtained another copy of the loan documents from Bank of America.  The Company has restated its prior financial statements to reverse the elimination of this loan from its balance sheet.  His assumption of the loan had been applied against his distributions from the Company, and therefore the reversal of the transaction had the effect of increasing the amount of reported distributions to Mr. Rosenberger during the year.  As suggested, the section also discloses the amount of loan proceeds received by Mr. Rosenberger in each of the fiscal years included in the financial statements.  Set forth below is the revised disclosure of this transaction in the “Certain Transactions and Related Transactions” section:

In October 30, 2008, we entered into a loan agreement with Bank of America in the original principal amount of $338,138.  The loan agreement consolidated five separate loans which Bank of America had made to us previously.  The loan bears interest at 7% per year, and requires equal month payments of principal and interest of $6,710.65 per month, until November 3, 2013, when the loan is scheduled to be repaid in full.  All of the loan proceeds were paid to Mr. Rosenberger, and recorded as distributions to him.  Mr. Rosenberger received $0 and $9,746 of loan proceeds in 2007 and 2008, respectively.  The loan is guaranteed by Michael Rosenberger, Rosalie Rosenberger and Hot Wings Concepts, Inc.  In 2009, Hot Wings Concepts, Inc. made one monthly payment on the loan on our behalf in the amount of $6,711.

Executive Compensation, page 45

13.

Any amendment that is submitted after January 1, 2010, should include disclosure responsive to Item 402 of Regulation S-K with respect to the year ended December 31, 2009, irrespective of whether that filing is required to include audited financial statements for the period then ended.

As requested, the “Executive Compensation” section has been revised to include disclosure of Mr. Rosenberger compensation for 2009.  Set forth below is the revised disclosure:

The table below summarizes all compensation awarded to, earned by, or paid to our Principal Executive Officer, our most highly compensated executive officers other than our CEO who occupied such position at the end of our latest fiscal year, by us, or by any third party where the purpose of a transaction was to furnish compensation, for all services rendered in all capacities to us for the latest fiscal years ended December 31, 2009, 2008 and 2007.

Name and principal position	Year	Salary $	Bonus $	Stock Awards $	All other Compensation $	Total $

Michael Rosenberger, President	2009	$ -	$ 37,075	$ 15,000	$ 141,980	$ 194,055
	2008	$ 100,451	$ -	$ -	$ 776,802	$ 877,253

[1] Mr. Rosenberger’s other compensation for 2009 includes $115,430 of personal credit card charges on a company credit card, and $26,550 of royalties from a franchised location that were paid to Mr. Rosenberger’s mother.  Mr. Rosenberger’s stock award in 2009 consisted of 50,000 shares of common stock that were valued at $15,000.  Mr. Rosenberger’s bonus in 2009 consists of $37,075 of indebtedness he owed us that was forgiven as a bonus.

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[2] Mr. Rosenberger’s other compensation for 2008 includes $669,677 of distributions to Mr. Rosenberger, $82,025 of personal credit card charges on a company credit card, $4,350 of royalties from a franchised location that were paid to Mr. Rosenberger’s mother, and $20,750 of royalties due from a restaurant owned by his mother that were waived.

We did not grant any stock options or stock appreciation rights to our named executive officers in the last fiscal year, other than as described above.  We did not make any award to any named executive officer under any long-term incentive plan in the last fiscal year.  We did not reprice any options or stock appreciation rights during the last fiscal year.

Notes to Financial Statements

NOTE I - Nature of Business and Summary of Significant Accounting Policies

(h) Revenue Recognition, page F-7

14.

Your response to prior comment 11 indicates that you revised your revenue recognition policy disclosure on page F-6 to conform to page F-18; however, your disclosure continues to indicate that revenue is recognized "prior to performance of all material obligations and initial services by the Company."  Please revise accordingly.

The revenue recognition policy has been revised to state that the Company recognizes revenues from franchise sales “upon performance of all material obligations . . .” instead of “prior to.”

15.

We note in your response to prior comment 12 that you are recognizing revenue related to franchise fees on a gross basis and royalty fees on a net basis.  Clarify why these revenue streams are being accounted for on a different basis of accounting since the analysis in your response, which supports gross accounting, does not distinguish between these two revenue streams.  In this regard, since you state that each franchise agreement is between the Company and the franchisee and the Company is the primary obligor under these arrangements, clarify why you believe reporting revenue related to royalties on a net basis is appropriate.

Where a franchise agreement is procured under the existing master license agreement that is discussed in the prospectus, the master licensee is entitled to 100% of the franchise fee.  In those situations, since the Company retains none of the franchise fee, the Company does not reflect the franchisee fee in its financial statement as revenue or the payment of it to the master licensee as an expense.   The only impact on the Company’s financial statements is the amortization of a portion of the initial license fee of $400,000 originally paid by the master licensee, which is capitalized as deferred revenue on the balance sheet.

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Under the existing master license agreement, the master licensee is entitled to 80% of the royalties collected from franchisees that it locates, and 60% of royalties collected from existing franchisees that it supervises.  The Company reviewed how it accounted for such transactions, and believes its prior description was inaccurate.  Set forth below is a paragraph that has been added to the revenue recognition note which should make clear how the Company accounts for revenues under that agreement:3

With respect to one area development partner, we agreed to allow the partner to retain all franchise fees paid by franchisees procured by the partner, and to share a percentage of royalties paid by franchisees procured by or supervised by the partner. We do not record as revenue any franchise fees paid by franchisees procured by the partner because we are not allowed to retain any portion of that revenue.  With respect to royalties in which the partner is entitled to a share, we record as revenue the full royalty paid by the franchisee and record the partner’s share of the revenue as a professional fee expense.

NOTE 7 - Notes Payable, page F-11

16.

We note your response to prior comment 14 where you indicate that the Company was never liable for the note payable.  Explain why you recorded a liability in your financial statements for debt you were never liable for.  Also, as previously requested, explain your accounting through the date of extinguishment and your cash flow classification.

Please see the Company’s answer to Comment 12.

NOTE 8 - Master Franchise Agreement, page F-11

17.

We note your response to prior comment 15 and your revision to your revenue recognition policy footnote on page F-19 where you indicate that revenue related to your master license agreements are recognized when a restaurant is opened in a licensee's area.  However, your disclosure on page F-11 and 24 indicates that revenue related to your master license agreements are recognized as franchises are sold.   Please reconcile these policies and revise your disclosure as necessary.

The financial statement notes have been rewritten to state the Company’s revenue recognition policy only in Note 1, and not in the later note that described the terms of the master license agreement.   See also the Company’s answer to Comment 15.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

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Exhibits, page 52

18.

It appears that the employment agreement with Mr. Rosenberger is part of a Stock Purchase Agreement between Mantis Enterprises, Inc. and Michael Rosenberger.  Please clarify and file the complete agreement with your amended registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. Further, in paragraph 3 of the Agreement, it appears that Mr. Rosenberger is to hold the position of Chief Operating Officer, yet your disclosure on page 46 states that this agreement is with Mr. Rosenberger as President.  Please revise accordingly.

Mr. Rosenberger’s employment agreement was not executed pursuant to a transaction with Mantis Enterprises, Inc., and the reference to Mantis Enterprises, Inc. was a mistake.  Also, even though the employment agreement says that Mr. Rosenberger is to be chief operating officer, that reference is also a mistake as it was always understood that he would be chief executive officer.   As a result of those errors, the Company and Mr. Rosenberger have executed an Amended and Restated Employment Agreement, which is filed with the S-1/A as an exhibit.  Set forth below is language that was added to the S-1/A in the section captioned “Executive Compensation” describing the terms of Mr. Rosenberger’s employment:

We entered into an employment agreement with Mr. Rosenberger effective January 1, 2010.  The principal provisions of the agreement are as follows:

•

Mr. Rosenberger receives a base annual salary of $100,000.

•

Mr. Rosenberger shall serve as chief executive officer.

•

The term of the agreement is two years.

•

Mr. Rosenberger is required to devote at least 1,500 hours per year to company business.

•

The employee agreed that during the term of the agreement and for two years after its termination, Mr. Rosenberger will not compete with us, interfere with our suppliers, interfere with our employees and independent contractors, or disclose confidential information about us.

Undertakings, page 52

19.

As your offering involves the resale of securities by selling shareholders, please advise as to why you have included the undertaking associated with Item 512(a)(6) of Regulation S-K.

This undertaking was included in error and has been deleted from the amendment.

Finally, enclosed please find a redlined version of the Form S-1/A registration statement which shows changes made to the version originally filed.  Please feel free to contact me in the event you have any further questions regarding the Company’s securities filings.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

Encl.

Cc:

Michael Rosenberger

James Robert Shaw

William Uniak

Tom Ridenour

Footnotes

1 Two years later, in 2009, the Company forgave the net balance of the related party receivable at that time, which is recorded as income to Mr. Rosenberger.

2 The transaction was originally reported as generating a gain of $56,760.  The entire gain was reflected as an increase in the related party receivable from Mr. Rosenberger.  The Company has since concluded that no gain should have been recorded on the transaction.  As a result, the financial statements for 2007 and subsequent periods have been restated to eliminate the gain from the income statement, which resulted in a commensurate reduction in retained earnings and the related party receivable from Mr. Rosenberger.

3 Since the last S-1 registration statement was filed, the Company and the master licensee have mutually terminated the agreement, and the Company is not actively looking for other area development partners.  Accordingly, the description of the revenue recognition policy from such agreements has minimal relevance going forward, although it remains instructive for investors to understand the Company’s past financial statements.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

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